 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Unicycive Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90466Y103
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90466Y103

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,210,638 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

6,210,638 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,210,638 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Consists of Shares (as defined below) underlying certain Series A-3 Preferred Stock (as defined below) and A-4 Preferred Stock (as defined below).

2

CUSIP No. 90466Y103

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,210,638 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

6,210,638 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,210,638 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Consists of Shares underlying certain Series A-3 Preferred Stock and Series A-4 Preferred Stock.

3

CUSIP No. 90466Y103

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,709,000 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

3,709,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,709,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Consists of Shares underlying certain Series A-3 Preferred Stock.

4

CUSIP No. 90466Y103

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,709,000 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

3,709,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,709,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Consists of Shares underlying certain Series A-3 Preferred Stock.

5

CUSIP No. 90466Y103

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		424,796 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

424,796 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,796 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Consists of Shares underlying certain Series A-3 Preferred Stock.

6

CUSIP No. 90466Y103

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		424,796 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

424,796 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,796 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Consists of Shares underlying certain Series A-3 Preferred Stock.

7

CUSIP No. 90466Y103

1	NAME OF REPORTING PERSON

BVF GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		9,919,638 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

9,919,638 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,919,638 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.5% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Consists of Shares underlying certain Series A-3 Preferred Stock and Series A-4 Preferred Stock.

8

CUSIP No. 90466Y103

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		10,471,230 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

10,471,230 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,471,230 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Consists of Shares underlying certain Series A-3 Preferred Stock and Series A-4 Preferred Stock.

9

CUSIP No. 90466Y103

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		10,471,230 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

10,471,230 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,471,230 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Consists of Shares underlying certain Series A-3 Preferred Stock and Series A-4 Preferred Stock.

10

CUSIP No. 90466Y103

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		10,471,230 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

10,471,230 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,471,230 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Consists of Shares underlying certain Series A-3 Preferred Stock and Series A-4 Preferred Stock.

11

CUSIP No. 90466Y103

Item 1(a).	Name of Issuer:

Unicycive Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4300 El Camino Real, Suite 210

Los Altos, CA 94022

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

12

CUSIP No. 90466Y103

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

90466Y103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

13

CUSIP No. 90466Y103

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on September 30, 2024, the Reporting Persons and a certain Partners managed account (the “Partners Managed Account”) held Tranche A Warrants (the “Tranche A Warrants”), Tranche B Warrants (the “Tranche B Warrants”) and Tranche C Warrants (the “Tranche C Warrants” and together with the Tranche A Warrants and Tranche B Warrants, the “Warrants”). The Tranche A Warrants, Tranche B Warrants and Tranche C Warrants are, in turn, exercisable into shares of Series A-3 Convertible Preferred Stock (the “Series A-3 Preferred Stock”), shares of Series A-4 Convertible Preferred Stock (the “Series A-4 Preferred Stock”) and shares of Series A-5 Convertible Preferred Stock (the “Series A-5 Preferred Stock” and together with the Series A-3 Preferred Stock and Series A-4 Preferred Stock, the “Series A Preferred Stock”), respectively. The Series A Preferred Stock is, in turn, convertible into Shares subject to the Beneficial Ownership Limitation (as defined below).

A holder of Series A Preferred Stock shall not have the right to convert any portion of the Series A Preferred Stock and such Series A Preferred Stock shall not be automatically converted, to the extent that after giving effect to such conversion, such holder (together with such holder’s affiliates, any other persons acting as a group together, and any other persons whose beneficial ownership of Shares would be aggregated with the holder’s and the other Attribution Parties (as defined in the Series A Certificate of Designation) for purposes of Section 13(d) of the Securities Exchange Act of 1934 would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to such conversion, which may not be increased on less than 61 days’ notice (the “Beneficial Ownership Limitation”).

As of the close of business on September 30, 2024, the Reporting Persons and the Partners Managed Account hold Tranche A Warrants to purchase shares of Series A-3 Preferred Stock, which in turn are convertible into an aggregate of 9,144,111 Shares, subject to the Beneficial Ownership Limitation. The Tranche A Warrants are exercisable at any time upon issuance at an exercise price per share of Series A-3 Preferred Stock (the “Tranche A Exercise Price”) equal to 110% of the Conversion Price (as defined in the Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Voting Preferred Stock (the “Series A Certificate of Designation”)) and expire 21 days following the Issuer’s announcement of receipt of FDA approval for Renazorb. As of the close of business on September 30, 2024, assuming all of the Tranche A Warrants held in the aggregate by the Reporting Persons and the Partners Managed Account were exercised for Series A-3 Preferred Stock, the Beneficial Ownership Limitation would not limit the exercise of any of the Series A-3 Preferred Stock held by them.

14

CUSIP No. 90466Y103

As of the close of business on September 30, 2024, the Reporting Persons and the Partners Managed Account held Tranche B Warrants to purchase shares of Series A-4 Preferred Stock, which in turn are convertible into an aggregate of 8,312,814 Shares, subject to the Beneficial Ownership Limitation. The Tranche B Warrants are exercisable at any time upon issuance at an exercise price per share of Series A-4 Preferred Stock (the “Tranche B Exercise Price”) equal to 110% of the Tranche A Exercise Price and expire 21 days following the Issuer’s announcement of receipt of Transitional Drug Add-On Payment Adjustment approval for Renazorb. As of the close of business on September 30, 2024, assuming all of the Tranche B Warrants held in the aggregate by the Reporting Persons and the Partners Managed Account were exercised for Series A-4 Preferred Stock, the Beneficial Ownership Limitation would limit the exercise of the Series A-4 Preferred Stock to 1,327,119 out of the 8,312,814 Shares underlying the Series A-4 Preferred Stock.

As of the close of business on September 30, 2024, the Reporting Persons and the Partners Managed Account held Tranche C Warrants to purchase shares of Series A-5 Preferred Stock, which in turn are convertible into an aggregate of 13,300,527 Shares, subject to the Beneficial Ownership Limitation. The Tranche C Warrants are exercisable at any time upon issuance at an exercise price per share of Series A-5 Preferred Stock equal to 125% of the Tranche B Exercise Price and expire 21 days following the Issuer’s public disclosure of financial results for four quarters of commercial sales of Renazorb following receipt of Transitional Drug Add-On Payment Adjustment approval for Renazorb, commencing with the first quarter in which the Issuer receives revenue from Centers for Medicare and Medicaid Services for Renazorb under the Transitional Drug Add-On Payment Adjustment. As of the close of business on September 30, 2024, assuming all of the Tranche C Warrants held in the aggregate by the Reporting Persons and the Partners Managed Account were exercised for Series A-5 Preferred Stock, the Beneficial Ownership Limitation would prohibit the conversion of any of the Series A-5 Preferred Stock held by them.

As of the close of business on September 30, 2024, (i) BVF beneficially owned 6,210,638 Shares, consisting of 4,883,519 Shares underlying the Series A-3 Preferred Stock, which in turn are underlying the Tranche A Warrants held by it, and 1,327,119 Shares underlying the Series A-4 Preferred Stock, which in turn are underlying certain Tranche B Warrants held by it, and excludes (a) 3,112,441 Shares underlying the Series A-4 Preferred Stock, which in turn are underlying certain Tranche B Warrants held by it, and (b) 7,103,297 Shares underlying the Series A-5 Preferred Stock, which in turn are underlying the Tranche C Warrants held by it, (ii) BVF2 beneficially owned 3,709,000 Shares, consisting of 3,709,000 Shares underlying the Series A-3 Preferred Stock, which in turn are underlying the Tranche A Warrants held by it, and excludes (a) 3,371,814 Shares underlying the Series A-4 Preferred Stock, which in turn are underlying the Tranche B Warrants held by it, and (b) 5,394,905 Shares underlying the Series A-5 Preferred Stock, which in turn are underlying the Tranche C Warrants held by it, and (iii) Trading Fund OS beneficially owned 424,796 Shares, consisting of 424,796 Shares underlying the Series A-3 Preferred Stock, which in turn are underlying the Tranche A Warrants held by it, and excludes (a) 386,169 Shares underlying the Series A-4 Preferred Stock, which in turn are underlying the Tranche B Warrants held by it, and (b) 617,878 Shares underlying the Series A-5 Preferred Stock, which in turn are underlying the Tranche C Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 6,210,638 Shares beneficially owned by BVF.

15

CUSIP No. 90466Y103

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 3,709,000 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 424,796 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 9,919,638 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 10,471,230 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, including 126,796 Shares underlying the Series A-3 Preferred Stock, which in turn are underlying the Tranche A Warrants held in the Partners Managed Account, and excludes (a) 115,271 Shares underlying the Series A-4 Preferred Stock, which in turn are underlying the Tranche B Warrants held by it, and (b) 184,446 Shares underlying the Series A-5 Preferred Stock, which in turn are underlying the Tranche C Warrants held by it.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 10,471,230 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 10,471,230 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based upon a denominator that is the sum of: (i) 94,356,212 Shares outstanding as of August 14, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024, (ii) certain or all of the 9,144,111 Shares underlying the Series A-3 Preferred Stock, as applicable, and (iii) 1,327,119 Shares underlying the Series A-4 Preferred Stock.

As of the close of business on September 30, 2024, (i) BVF beneficially owned approximately 6.2% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 3.8% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 6.2% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 3.8% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.5% of the outstanding Shares, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares are represented by Shares to be held in the Partners Managed Account).

16

CUSIP No. 90466Y103

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and the Shares held in the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on July 6, 2023.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

17

CUSIP No. 90466Y103

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

18

CUSIP No. 90466Y103

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC, its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

19